

INVEST IN **HIKING BUDDIES FEATURE FILM**

# Female-driven horror slasher comedy that will make you think twice about littering

erosionmade.com   Los Angeles, CA

# Highlights

( 1 )  HIKING BUDDIES is inspired by short film script that has won 15 film festival awards so far

( 2 )  Production team is backed by the VentureBridge startup accelerator at Carnegie Mellon University

| 3 | Production team has processed Film & TV contracts totaling over $200M |
| :---: | :--- |
| 4 | Production team has raised over $3M for other projects |
| 5 | Director Katherine Vondy's work has been screened at festivals around the world |
| 6 | Horror films are consistently the TOP-GROSSING genre |
| 7 | Cinematographer Leah Anova is a highly respected horror filmmaker |
| 8 | Production team always picks up its litter |

# Featured Investor



**Sunil Patel**

Invested **$10,000** ⓘ

**Follow**

**Syndicate Lead**

ghostwritingcow.com

"As a fan of horror, comedies, horror-comedies, and the continued longevity of our planet, I'm proud to be Lead Investor on Hiking Buddies. I've been following Tracy and Megan's work for years, and I believe in their passion and creativity, not only for storytelling but also for conservation. It's exciting to be able to play a small part in creating art that entertains and informs. We all know fear is a great motivator, so why not scare people into saving the planet? I won't kill you if you don't invest, but Madeline might. Madeline. Might."

# Our Team

# Our Team



## Megan Morrison Writer/Producer

Film festival & Alfred P. Sloan screenwriting award winner, filmmaker, and film producer with an MFA from Carnegie Mellon. Managed $200M in contracts with legal/business affairs at Disney, Paramount, and Netflix.



## Tracy Held Producer

Film producer with experience raising over $3M in grants and donations; Vice-Chair of the WGA Asian American Writers Committee; Conservation Studies BS from UC Berkeley; Dramatic Writing MFA from Carnegie Mellon; member of Rideback Rise Circle.



## Katherine Vondy Director

Award winning director/writer and experienced film producer with work featured on funnyordie.com and an MFA from USC's School of Cinematic Arts; extensive business/legal affairs experience at Disney Television Studios.



## Leah Anova, DP Director of Cinematography

Her projects have received significant recognition for cinematography, for both horror and documentary feature film. EVERY BODY, directed by Academy Award Nominee, Julie Cohen premiered at Tribeca Film Festival and was distributed by Focus Features.

# Become a Producer on Our Climate Slasher Comedy Film!

[**Watch Our Video with Captions**]

# Hiking Buddies: A Slasher Horror Comedy Feature Film

*Hiking Buddies* is a fictional story about a woman named Madeline who is so obsessed with Leave No Trace principles that when her hiking buddies litter on the hiking trail, she has to kill them. Ultimately, Madeline breaks her own rules by leaving something in the woods: **their blood.**


COCAINE
BEAR
FRIDAY THE 13TH

Our comps include the slashers Cocaine Bear and Friday the 13th.

*Hiking Buddies* has the zany comedic elements of *Cocaine Bear* with the popular horror tropes of *Friday the 13th*. We explore ecological vengeance to get people to think twice about littering.

# Accolades & Awards

The short version of this script placed in over 15 festivals worldwide and won the best Eco-Horror Award at the Books & Blood Festival in Hollywood. The

the best Eco-Horror Award at the Boobs & Blood Festival in Hollywood. The feature script achieved finalist for the screenplay competition at Vancouver Horror Show and Vail. As an investor, you can be part of the success of the feature film!

# The Setting

*Hiking Buddies* is a modern day story set in California's San Bernardino National Forest. The dry forest creates a classic horror environment featuring numerous obstacles for our characters: steep cliffs, sharp rocks, dangerous ravines, high wildfire risk, and a wilderness so dense and deep that rangers can't hear their screams. This setting creates the perfect environment for bloody shenanigans intended to please horror fans everywhere. (And our producers will make sure we're just making the shots look scary--we're taking cast and crew safety as seriously as our sustainability.)



## Investing in Horror Cinema

# Investing in Horror Cinema

**People pay money to be scared!** Horror movie ticket sales consistently dominate box office receipts. And, unlike tech startups that may never deliver a product, our funded project will lead to a completed feature film with our largest investors listed in the credits.



**Horror Features Dominate Box Office Receipts for Total Tickets Sold**

Ticket Sales and Market Share by Year

**Note:** Figures for 2023 are at an annualized rate.

Fans of horror are far more interested in a great story than expensive production values, and low-budget independent films are more likely to be profitable than low-budget films in any other genre.





Estimated profitability of movies grossing at least $1 at the US Box Office, 1996-2016



These stand-out horror films may be outliers, but we are going to do everything we can to drive our audiences to this film (ideally in hybrid or sustainable vehicles), including consulting with experts in distribution and marketing to set up our film for success well before we get to set.

## Horror Films Make $$$

| Project | Budget | Gross Revenues |
|---|---|---|
| Cocaine Bear (2023) | $30,000,000 | $58,000,000 2X profits |
| The Descent (2006) | $4,400,000 | $54,000,000 12X profits |
| Terrifier 2 | $250,000 | $5,200,000 20X profits |
| Paranormal Activity | $15,000 | $193,000,000 12,867X profits |
| Blair Witch Project | $60,000 | $248,000,000 4,133X profits |

"'Paranormal Activity' is one of the scariest movies of all time. You will be affected as it's hard to ignore the imprint it leaves on your psyche. Nightmares are guaranteed."

WHAT HAPPENS WHEN YOU SLEEP?
**PARANORMAL ACTIVITY**
DON'T SEE IT ALONE

**Cost: $15,000**
**Revenues: $193M**

*This figure shows revenues of comparable films, but gives no guarantee our film will achieve similar results.*

# Spending a $1M Budget

Our experienced line producer developed a $1M budget ($800k minimum) that will allow us to deliver all of the elements viewers love about horror films while maximizing each dollar. The vast majority of our budget is going into production expenses like film equipment, crew, lodging, and of course

catering and crafty (film industry lingo for snacks). As a conservation-minded production company, we're also planning to reduce our carbon impact by minimizing the use of disposable containers, reusing and recycling materials whenever possible, and hiring close to our shooting location.



8% Cast
6% Post-Production
8% WeFunder
2% Insurance
76% Production

**Sample Costs**

| | |
|---|---|
| **$1K** | Recycling Bins & Reusable Bottles |
| **$16K** | Costumes |
| **$25K** | Special Effects |
| **$86K** | Camera Crew |

## Marketing & Distribution

Our production team is participating in the six-month 8Above Film to learn effective ways to maximize strategies for marketing and distribution--how we get the finished movie in front of audiences--to promote an independent film like *Hiking Buddies*. We are already starting to develop strategies to reach our target audiences, identifying potential distributors, and developing plans to maximize our reach and impact.

## Timeline



2025 — Winter/Spring Investment Round

2025 — Fall Production

2026 — Spring/Summer Festival Release

Proposed investment and production timeline.

Our proposed timeline acknowledges that some times of the year are more favorable for shooting an outdoor film. We're planning to shoot our film in the Fall, between the typical rain and fire seasons. Weather delays could push production into Spring 2026, but we could still meet our goal of releasing the full film to film festivals by Winter 2026/2027.

## Terms

HIKING BUDDIES LLC will receive investments from four classes of investors: VIP Equity, Standard Equity, VIP Wefunder (includes Wefunder VIPs and the first $100k of investors), and Standard Wefunder.

We will repay investors, in order of their investment status, across three phases: 1) Repayment of 100% of your principal, 2) Payment of an additional 15% of your principle (20% for VIP Wefunder), and 3) 50% split of net profits.

## Investor Incentives

Although becoming an indie film investor is a reward in itself, we wanted to add some extra perks to sweeten the deal with each of our investors.

| | |
|---|---|
| $100+ | **Become a Film Investor & Receive an Invitation for a Trash Pick-Up!**<br>Bring a friend! SoCal, NorCal, Taos, or MS; travel & lodging not included |
| $1,000+ | **Receive Acknowledgement in Credits & IMDb**<br>Plus all $100+ perks |
| $5,000+ | **Receive Invitations to a Private Screening for Cast & Crew**<br>Plus all $1K+ perks (2 people; travel and lodging not included) |
| $10,000+ | **Appear in the Film as a Background Hiker**<br>Plus all $5K+ perks (up to 10; film roles depend on weather and availability) |
| $25,000+ | **Receive a Coveted Associate Producer Credit**<br>Plus all $10K perks |
| $50,000+ | **Enjoy an On-set Visit with Lunch**<br>Plus all $25K perks (2 people; travel and lodging not included)<br>*Note: Enjoyment is expected but not guaranteed.* |

**$100,000+**

**Receive an *Even More* Coveted Executive Producer Credit**
Plus all $50K perks
*Executive Producers may also receive a crown or other adornment made of repurposed materials, suited to their status.*

Investments between $100 - $24,999 must be made through WeFunder using fixed terms (open to accredited and non-accredited investors). Investments over $25,000 may be made on WeFunder using fixed terms (accredited or non-accredited) or negotiated separately (accredited only). We may offer substitute experiences for funders who can't attend scheduled on-set perks.

# VIP Incentives for Early Investors

In addition to the perks offered above, our earliest investors will also benefit from higher interest rates of return. Wefunder VIPs and the first $100k of investors will receive 120% return instead of 115% return on principal.

# How to Invest

Right now, we are accepting **Reservations** from investors who love what we're trying to do and want to support our independent film. Investors who make Reservations will be asked to connect a payment method to Wefunder and either authorize a payment or make a transaction of the proposed investment price plus a transaction fee of between $8 and $150, depending on the amount invested and the method used (**review this link for details**).

Once we secure the first $50,000 in investment reservations on this platform, investors will have a chance to review the full investment contract and will be invited to make their formal investment. Please note: funds will not be allocated to this project until after the investment contract is signed. Please contact us or Wefunder if you have any questions about this process.

# Production Team: Filmmakers Who Get Things Done

Co-Founders of **Erosion**, a women-led film company dedicated to producing conservation and climate comedy film, **Megan Morrison** (Writer/Producer) and **Tracy Held** (Producer) are experienced filmmakers and hikers with the tools to produce the *Hiking Buddies* feature film. To date, they have produced over 40 short films and YouTube videos, including Megan's film *Dead Color*, which placed in festivals worldwide. In addition to producing and directing independent films, Tracy has written and directed for industrial films through CreatorUp. Tracy has extensive experience project managing highly complex, time-sensitive projects and productions while Megan has managed over $200M in film contracts. Megan and Tracy have extensive networks throughout the industry from Megan's work in Business and Legal Affairs at major studios including Disney, Paramount, and Netflix, and Tracy's work as the Vice-Chair of the Writers Guild of America West Asian American Writers Committee. This team also received early seed funding through the Carnegie Mellon University **VentureBridge** startup accelerator and continues to benefit from its network and mentorship.

Director **Katherine Vondy** is a Los Angeles-based director and writer working in film, theater, and literature. She is the recipient of the Davey Foundation Theatre Grant for her play *The Fermi Paradox,* and *The Broken Heart of Gnocchi Bolognese,* her award-winning short film, has screened at festivals worldwide. She currently serves as playwriting group moderator of The Vagrancy. She received her BA in English and Music from Amherst College and her MFA in Film and Television Production from the University of Southern California. When she's not working on a creative project, you can find her trying out new recipes, sewing items for her wardrobe, or convincing her friends to take day trips to the ostrich farm (and, OK, the vineyards, too) in Santa Barbara Wine Country.

## Our Noteworthy Workplaces



## Our Prestigious Affiliations







VentureBridge
Carnegie Mellon University

WGAW
WRITERS GUILD OF AMERICA WEST

RIDEBACK RISE

ALFRED P. SLOAN FOUNDATION

## Our Stylish Wardrobes







Megan Morrison (Writer/Producer), Tracy Held (Producer), Katherine Vondy (Director)

# Great Films Start Big Conversations

Today, 48% of climate-conscious viewers want to see more shows and films with themes related to global warming and the climate crisis, and we know we can activate conversations about litter with our film.

Feminism/Patriarchy



Margot Robbie
Ryan Gosling
She's everything. He's just Ken.
Barbie
Only in Cinemas

Living in Poverty



The Florida Project
Welcome to a magical kingdom

Racism



Climate Catastrophe



Don't Look









$1.38B+

$11.3M

GET OUT

$255M

BASED ON TRULY POSSIBLE EVENTS
NETFLIX | DECEMBER 24

110M hours watched in 3 days

## Motivating People to Care About Climate

Our superpower is telling engaging stories that motivate people to take action. So far, everyone who has read *Hiking Buddies* has reported an increased fear of littering--especially near our screenwriter Megan Morrison.















OFFICIAL SELECTION
**Writing Climate: Pitchfest for Film and TV**
2023-2024

WINNER
**Hollywood Climate Summit PitchFest**
2022

WINNER
**Alfred P. Sloan Screenwriting Competition**
2015

ALFRED P. SLOAN FOUNDATION

HOLLYWOOD CLIMATE SUMMIT

WINNER
**Alfred P. Sloan Screenwriting Competition**
2013

## Collaborating with Wefunder

We're excited to launch this investment campaign in partnership with Wefunder, because this platform makes it easy for horror fans, climate advocates, and movie lovers to get involved with film investing. Our investors are an integral part of our team of collaborators, and we're eager to create fun and impactful work with you.

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## Downloads

ErosionLogo NoBackground.png